Exhibit 99.1

WNS Appoints Eric B. Herr Chairman of the Board of Directors

December 17, 2009 – WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced its Board of Directors has appointed Eric B. Herr, 61, Chairman. Outgoing Chairman Ramesh Shah will remain on the Board as Vice Chairman.

Mr. Herr became a member of the Board upon the completion of WNS’s initial public offering in 2006. He brings over 25 years of senior management experience in a range of industries including software, media, finance, and consulting. Having held a variety of senior level executive and consulting positions at leading organizations, Mr. Herr most recently was with Autodesk, Inc. and Sun Microsystems. He has also served on the board of various non-profit organizations and is currently on the Board of Directors of Taleo Corporation.

“WNS differentiates itself as a market leader with strong client relationships and exceptional employees,” said Mr. Herr. “I am pleased to assume the role of Chairman to support the Company’s growth. I would also like to thank Ramesh for his service as Chairman, and look forward to working with him.”

“I am very pleased that Eric has accepted the Chairmanship,” said Mr. Shah. “WNS is on track to deliver according this fiscal year’s plan and has strong long-term growth prospects. I will continue to work closely with Eric to support WNS’s growth.”

About WNS
WNS is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enable WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our pending prepayment and scheduled payment on our loan facility as well as potential prepayment on the loan facility in the future. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in the business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions, including a slowdown in the US and Indian economies and in the sectors in which our clients are based and a slowdown in the BPO and IT sectors world-wide; our ability to successfully grow our revenues, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Private Limited and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions, as well as other risks detailed in our reports filed with the US Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:

Investors:	Media:

Alan Katz VP — Investor Relations WNS (Holdings) Limited +1 212-277-8183 alan.katz@wnsgs.com	Deborah Kops Chief Marketing Officer WNS (Holdings) Limited +1 703 321 6526 deborah.kops@wnsgs.com